                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2008

                            EZCHIP SEMICONDUCTOR LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and
333-139707 and 333-144251 and Form S-8 Registration Statements File Nos.
33-71822 and 333-134593.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EZCHIP SEMICONDUCTOR LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: August 4, 2008

EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

CONTACT:
Ehud Helft
CCGK Investor Relations
info@gkir.com
Tel: (US) 1 646 797 2868 / 1 646 201 9246

FOR IMMEDIATE RELEASE

               EZCHIP ANNOUNCES RECORD SECOND QUARTER REVENUES OF
           $8 MILLION AND SIGNIFICANT GROWTH IN NON-GAAP PROFITABILITY

               CORPORATE NAME CHANGED TO EZCHIP SEMICONDUCTOR LTD.

     YOKNEAM, ISRAEL, August 4, 2008 - EZchip Semiconductor Ltd. (NASDAQ: EZCH)
(formerly LanOptics Ltd.), a provider of network processors, today announced its results for the quarter ended June 30, 2008.

     SECOND QUARTER 2008 HIGHLIGHTS:

     o    Second quarter revenues increased 74% year-over-year and 15%
          sequentially

     o    Gross margin for the quarter improved to 58.6% on a GAAP basis and
          66.3% on non-GAAP basis

     o    Net loss for the quarter totaled $0.1 million on a GAAP basis

     o    Non-GAAP net income for the quarter of $1.3 million

     o    Delivered samples of the NP-3 Network Processor to customers

     o    Changed company name from LanOptics Ltd. to EZchip Semiconductor Ltd.

     TOTAL REVENUES in the second quarter of 2008 were $8.0 million, an increase of 74% compared to $4.6 million in the second quarter of 2007, and an increase of 15% compared to $7.0 million in the first quarter of 2008.

     NET RESULTS. On a GAAP BASIS, net loss for the second quarter of 2008 narrowed to $0.1 million, or $0.01 per share, compared to a net loss of $1.6 million, or $0.10 per share, in the second quarter of 2007, and a net loss of
$6.3 million, or $0.28 per share, in the first quarter of 2008. Net income on a
NON-GAAP BASIS for the second quarter of 2008 grew to $1.3 million, or $0.05 per share (diluted), compared with a non-GAAP net loss of $0.1 million, or $0.01 per share, in the second quarter of 2007, and non-GAAP net income of $0.5 million, or $0.02 per share (diluted), in the first quarter of 2008.

     CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES as of June 30, 2008
totaled $44.1 million compared to $44.7 million as of March 31, 2008. Cash was used in the quarter for general working capital requirements; mainly non recurring engineering (NRE) payments associated with the sampling of the NP-3 network processor and the continued progress of the NPA network processor.

     "I am very pleased with our performance in the second quarter of 2008, which was another record quarter for the company," COMMENTED ELI FRUCHTER, CEO
OF EZCHIP. "We experienced a strong year-over-year and sequential ramp in revenues, primarily driven by demand for our NP-2 network processor. We also experienced a strong improvement in our gross margins, due to a favorable product and customer mix in the quarter, as well as initial royalty-related revenues. During the quarter, we also began shipping samples of our mainstream
NP-3 network processor to customers. Based on our current test results, we expect to commence production of the chip in the near future. In addition, the recent change of our corporate name from LanOptics to EZchip Semiconductor is a milestone in our corporate history and concludes a long process of simplifying our corporate structure under the unified EZchip brand name."

CONFERENCE CALL

     The Company will be hosting a conference call today, August 4, 2008, at
10:00am ET, 07:00am PT, 03:00pm UK time and 05:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

     To participate through live webcast, please access our website:
http://www.ezchip.com, at least 5 minutes before the conference call commences.

     To participate through the dial-in, please call one of the following teleconferencing numbers. Please begin placing your call at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

     US Dial-in Number: 1 888 935 4577;
     International Dial-in Number: +1 718 354 1389;
     Israel Dial-in Number: 1 809 246 002

     For those unable to listen to the live call, a replay of the call will be available the day after the call under the 'Investor Relations' section of the website.

USE OF NON-GAAP FINANCIAL INFORMATION

     In addition to disclosing financial results calculated in accordance with
United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which we believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation charges recorded in accordance with SFAS 123R, amortization of purchased tangible and intangible assets, in-process research and development charge, amortization of discount on long-term loan and minority interest in loss of EZchip Technologies. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of our on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.
Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

ABOUT EZCHIP

     EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides its customers with solutions that scale from 1-Gigabit to 100-Gigabits per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks.
Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on our company, visit the web site at
http://www.ezchip.com.

     THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING
OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. FORWARD-LOOKING STATEMENTS ARE
STATEMENTS THAT ARE NOT HISTORICAL FACTS AND MAY INCLUDE FINANCIAL PROJECTIONS
AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS, STATEMENTS REGARDING PLANS,
OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND
SERVICES, AND STATEMENTS REGARDING FUTURE PERFORMANCE. THESE STATEMENTS ARE ONLY
PREDICTIONS BASED ON EZCHIP'S CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE
EVENTS. THERE ARE IMPORTANT FACTORS THAT COULD CAUSE EZCHIP'S ACTUAL RESULTS,
LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THE
RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY
THE FORWARD-LOOKING STATEMENTS. THOSE FACTORS INCLUDE, BUT ARE NOT LIMITED TO,
THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS,
CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS
IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER
FACTORS INDICATED IN EZCHIP'S FILINGS WITH THE SECURITIES AND EXCHANGE
COMMISSION (SEC). FOR MORE DETAILS, REFER TO EZCHIP'S SEC FILINGS AND THE
AMENDMENTS THERETO, INCLUDING ITS ANNUAL REPORT ON FORM 20-F FILED ON MARCH 27,
2008 AND ITS CURRENT REPORTS ON FORM 6-K. EZCHIP UNDERTAKES NO OBLIGATION TO
UPDATE FORWARD-LOOKING STATEMENTS TO REFLECT SUBSEQUENT OCCURRING EVENTS OR
CIRCUMSTANCES, OR TO CHANGES IN OUR EXPECTATIONS, EXCEPT AS MAY BE REQUIRED BY
LAW.

                           - FINANCIAL TABLES FOLLOW -

                            EZCHIP SEMICONDUCTOR LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                           THREE MONTHS ENDED                            SIX MONTHS ENDED
                                            ------------------------------------------------      ------------------------------
                                              JUNE 30,          MARCH 31,         JUNE 30,          JUNE 30,          JUNE 30,
                                                2008              2008              2007              2008              2007
                                            ------------      ------------      ------------      ------------      ------------

Revenues                                    $      8,008      $      6,950      $      4,608      $     14,958      $      8,513
Cost of revenues                                   2,835             3,141             1,918             5,976             3,586
Amortization of purchased technology                 479               611               258             1,090               756
                                            ------------      ------------      ------------      ------------      ------------
Gross profit                                       4,694             3,198             2,432             7,892             4,171

Operating expenses:
Research and development, net                      3,341             2,958             2,630             6,299             4,327
In-process research and development
charge                                                 -             5,125                 -             5,125                 -
Selling, general and administrative                1,812             1,715             1,865             3,527             3,062
                                            ------------      ------------      ------------      ------------      ------------
   Total operating expenses                        5,153             9,798             4,495            14,951             7,389
                                            ------------      ------------      ------------      ------------      ------------
Operating loss                                      (459)           (6,600)           (2,063)           (7,059)           (3,218)

Financial and other income, net                      318               291                35               609                63
                                            ------------      ------------      ------------      ------------      ------------

Loss before minority interest                       (141)           (6,309)           (2,028)           (6,450)           (3,155)
                                            ------------      ------------      ------------      ------------      ------------
Minority interest in loss of EZchip
Technologies                                           8                13               391                21               411
                                            ------------      ------------      ------------      ------------      ------------
Net loss                                    $       (133)     $     (6,296)     $     (1,637)     $     (6,429)     $     (2,744)
                                            ============      ============      ============      ============      ============

Net loss per share                          $      (0.01)     $      (0.28)     $      (0.10)     $      (0.28)     $      (0.17)

Weighted average number of shares
used in per share calculation                 23,336,718        22,112,432        15,780,583        22,730,575        15,744,931
                                            ------------      ------------      ------------      ------------      ------------

                           EZCHIP SEMICONDUCTOR LTD.
                  RECONCILIATION OF GAAP TO NON-GAAP MEASURES
             (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                THREE MONTHS ENDED                         SIX MONTHS ENDED
                                                  ----------------------------------------------     -----------------------------
                                                    JUNE 30,         MARCH 31,        JUNE 30,         JUNE 30,         JUNE 30,
                                                      2008             2008             2007             2008             2007
                                                  ------------     ------------     ------------     ------------     ------------

GAAP GROSS PROFIT                                 $      4,694     $      3,198     $      2,432     $      7,892     $      4,171

Stock-based compensation                                    32               20               10               52               17
Amortization of purchased tangible &
intangible assets                                          586              963              275            1,549              830
                                                  ------------     ------------     ------------     ------------     ------------
NON-GAAP GROSS PROFIT                             $      5,312     $      4,181     $      2,717     $      9,493     $      5,018
                                                  ============     ============     ============     ============     ============

GAAP gross profit as percentage of
revenues                                                  58.6%            46.0%            52.8%            52.8%            49.0%
                                                  ------------     ------------     ------------     ------------     ------------
Non-GAAP gross profit as percentage
of revenues                                               66.3%            60.2%            59.0%            63.5%            58.9%
                                                  ============     ============     ============     ============     ============

GAAP OPERATING EXPENSES                           $      5,153     $      9,798     $      4,495     $     14,951     $      7,389

Stock-based compensation:

  Research and development                                (430)            (306)            (862)            (736)            (971)

Selling, general and administration                       (299)            (234)            (683)            (533)            (761)

Amortization of purchased intangible assets:

  In-process research and development
  charge                                                     -           (5,125)               -           (5,125)               -

Selling, general and administration                       (120)            (118)              (8)            (238)             (17)
                                                  ------------     ------------     ------------     ------------     ------------
NON-GAAP OPERATING EXPENSES                       $      4,304     $      4,015     $      2,942     $      8,319     $      5,640
                                                  ============     ============     ============     ============     ============

GAAP OPERATING LOSS                               $       (459)    $     (6,600)    $     (2,063)    $     (7,059)    $     (3,218)
                                                  ------------     ------------     ------------     ------------     ------------
NON-GAAP OPERATING INCOME/ (LOSS)                 $      1,008     $        166     $       (225)    $      1,174     $       (622)
                                                  ============     ============     ============     ============     ============

GAAP NET LOSS                                     $       (133)    $     (6,296)    $     (1,637)    $     (6,429)    $     (2,744)

Stock-based compensation                                   761              560            1,556            1,321            1,749

Amortization of purchased assets and
discount on long-term loan                                 706            1,081              345            1,787              971
In-process research and development
charge                                                                    5,125                             5,125
Minority interest in loss of EZchip
Technologies                                                (8)             (13)            (391)             (21)            (411)
                                                  ------------     ------------     ------------     ------------     ------------
NON-GAAP NET INCOME/(LOSS)                        $      1,326     $        457     $       (127)    $      1,783     $       (435)
                                                  ============     ============     ============     ============     ============

Non-GAAP net income/(loss) per share
- Diluted                                         $       0.05     $       0.02     $      (0.01)    $       0.07     $      (0.03)
Non-GAAP weighted average shares -
Diluted *                                           23,459,692       22,169,404       15,780,583       22,791,099       15,744,931
                                                    ==========       ==========       ==========       ==========       ==========

* In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation charges under SFAS 123R.

                            EZCHIP SEMICONDUCTOR LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                           (U.S. DOLLARS IN THOUSANDS)

                                                       JUNE 30,      DECEMBER 31,
                                                         2008            2007
                                                      ---------       ---------
                                                     (UNAUDITED)      (AUDITED)

ASSETS

CURRENT ASSETS:
Cash, cash equivalents and marketable securities      $  44,113       $  42,628
Trade receivables, net                                    5,101           2,877
Other receivables                                           802           1,180
Inventories                                               2,787           3,109
                                                      ---------       ---------
   Total current assets                                  52,803          49,794

LONG-TERM INVESTMENTS:
Prepaid development and production costs, net               101             148
Severance pay fund                                        3,374           2,640
                                                      ---------       ---------
   Total long-term investments                            3,475           2,788

PROPERTY AND EQUIPMENT, NET                                 311             394

Goodwill                                                 96,276          49,533
Intangible assets, net                                    7,924           2,736
                                                      ---------       ---------
   TOTAL ASSETS                                       $ 160,789       $ 105,245
                                                      =========       =========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables                                        $     744       $     254
Other payables and accrued expenses                       4,200           3,524
                                                      ---------       ---------
   Total current liabilities                              4,944           3,778

LONG TERM LIABILITIES:
Accrued severance pay                                     4,234           3,272

EMPLOYEE STOCK OPTIONS IN EZCHIP TECHNOLOGIES             2,472           2,141
PREFERRED SHARES IN EZCHIP TECHNOLOGIES                       -          23,770

SHAREHOLDERS' EQUITY:
Share capital                                               134             106
Additional paid-in capital                              245,843         162,233
Accumulated other comprehensive loss                       (365)            (11)
Accumulated deficit                                     (96,473)        (90,044)
                                                      ---------       ---------
   Total shareholders' equity                           149,139          72,284
                                                      ---------       ---------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $ 160,789       $ 105,245
                                                      =========       =========